ESSENSE WATER, INC.
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                               3638 N Rancho Dr.
                              Las Vegas, NV 89130
                       Tel (509)995-2433/Fax: (509) 448-4956

June 1, 2012

U.S. Securities and Exchange Commission
Mr. Jay Williamson
Washington, DC 20549

Re: Essense Water, Inc.
    Withdrawal of Request for Acceleration of Effective Date of
       Registration Statement
    File Number: 333-180978

Dear Mr. Williamson:

We had earlier today submitted a response to you requesting acceleration of the effective date of our Registration Statement as originally filed on April 26, 2012 and the Amendment No. 1 thereto filed on May 31, 2012.

Please accept this letter as the Company's request that the earlier-filed request for acceleration be immediately withdrawn.

We will await clearance from you on all of our recent filings before proceeding with any further requests for acceleration.

Please accept my apology for my submission of the earlier request.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Kevin Nichols
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    Kevin Nichols, President, Chairman, and CEO